UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*

                       NATIONAL REALTY AND MORTGAGE, INC.
                ------------------------------------------------
                                (NAME OF ISSUER)

                  COMMON STOCK, $0.0000001 PAR VALUE PER SHARE
                ------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    637349101
                ------------------------------------------------
                                 (CUSIP NUMBER)

             CHRISTOPHER ASTROM, NATIONAL REALTY AND MORTGAGE, INC.,
             -------------------------------------------------------
                            6915 RED ROAD, SUITE 222
                            ------------------------
                     CORAL GABLES, FL 33143, (305) 666-6565
                     --------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 15, 2005
                ------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637349101                   13 D                     Page 2 of 5 Pages


---------- ---------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS:                        Christopher Astrom
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           (entities only)
---------- ---------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                (a)
                                                                             (b)
---------- ---------------------------------------------------------------------

3.         SEC USE ONLY

---------- ---------------------------------------------------------------------

4.         SOURCE OF FUNDS**                                      Not Applicable

---------- ---------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------- ---------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:                   United States
                                                                   of America
--------------------------------------------------------------------------------
                  7.      SOLE VOTING POWER:                       4,018,030,000

  NUMBER OF       ------- ------------------------------------------------------
   SHARES         8.      SHARED VOTING POWER:                               -0-
BENEFICIALLY
OWNED BY EACH     ------- ------------------------------------------------------
  REPORTING       9.      SOLE DISPOSITIVE POWER:                  4,018,030,000
 PERSON WITH
                  ------- ------------------------------------------------------
                  10.     SHARED DISPOSITIVE POWER:                          -0-

---------- ---------------------------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH             4,018,030,000
           REPORTING PERSON:
---------- ---------------------------------------------------------------------

12.        CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES**
---------- ---------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                     68%
           (11):
---------- ---------------------------------------------------------------------

14. TYPE OF REPORTING PERSON**                                                IN
---------- ---------------------------------------------------------------------

**SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 637349101                   13 D                     Page 3 of 5 Pages

Item 1.  Security and Issuer.
         --------------------

         This Schedule 13D relates to the common stock, $0.0000001 par value per share (the "Common Stock") of National Realty and Mortgage, Inc. (the "Issuer"), a Nevada corporation, the principal place of business and executive offices of which are located at 6915 Red Road, Suite 222, Coral Gables, Florida 33143.

Item 2.  Identity and Background.
         ------------------------

         (a)  This Schedule 13D is being filed by Christopher Astrom.

         (b)  Mr. Astrom's business address is:

                  c/o National Realty and Mortgage, Inc.
                  6915 Red Road, Suite 222,
                  Coral Gables, Florida  33143

         (c) Mr. Astrom's present principal occupations are Vice President, Secretary and Chief Financial Officer of the Issuer, President, Chief Executive Officer and Chief Financial Officer of Capital Solutions I, Inc. and President of Wahoo Funding, Inc.

         (d) During the last five years, Mr. Astrom has not been convicted in any criminal proceeding.

         (e) During the last five years, Mr. Astrom has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Astrom is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         On October 17, 2005, the Company designated 1,000,000,000 shares of its common stock as Class A common stock, $0.0000001 par value per share (the "Class A Common Stock"). On November 15, 2005, Issuer issued 200,000,000 shares of the Class A Common Stock to Mr. Astrom. The issuance was made to remunerate Mr. Astrom for the 1,000,000 shares of Class A common stock the Issuer intended to issue to him in 1999 when the Issuer's stock was more valuable, and as compensation for services rendered to the Issuer as chief financial officer during the past three fiscal years. Each share of Class A Common Stock is convertible, at the option of the holder, into 20 shares of Common Stock.

Item 4.  Purpose of Transaction.
         -----------------------

         The purpose of the transaction was remunerate Mr. Astrom for the 1,000,000 shares of Class A common stock the Issuer intended to issue to him in 1999 when the Issuer's stock was

CUSIP No. 637349101                   13 D                     Page 4 of 5 Pages

more valuable, and as compensation for services rendered to the Issuer as chief financial officer during the past three fiscal years.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As of November 15, 2005, Mr. Astrom may be deemed to be the beneficial owner of 4,018,030,000 shares of the Issuer's Common Stock, representing 68% of the 5,938,566,046 shares of Common Stock outstanding as of November 15, 2005.

         (b) Mr. Astrom has the sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of the Common Stock beneficially owned by him.

         (c) Mr. Astrom has not effected any transaction in the Common Stock of the Issuer in the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock beneficially owned by Mr. Astrom.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         None.




























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CUSIP No. 637349101                   13 D                     Page 5 of 5 Pages

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 7, 2005
                                        /s/ CHRISTOPHER ASTROM
                                        ----------------------------------------
                                        Christopher Astrom